Exhibit 99.3

OROMIN EXPLORATIONS LTD.
Suite 2000 - 1055 West Hastings Street
Vancouver, B.C., V6E 2E9
TELEPHONE: (604) 331-8772

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General and Special Meeting (the “Meeting”) of shareholders of OROMIN EXPLORATIONS LTD. (the "Company") will be held at Oceanic Plaza Meeting Room – Pender Level, 1035 West Pender Street, Vancouver, British Columbia, on July 17, 2013, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.	To receive the audited consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended February 28, 2013.

2.	To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3.	To fix the number of directors at seven (7).

4.	To elect directors for the ensuing year.

5.

To consider, and if thought fit, to pass an ordinary resolution to approve the Company’s advance notice policy, as more fully set forth in the information circular accompanying this notice (the “Information Circular”).

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy. Copies of these documents are available on SEDAR at www.sedar.com and on the Company’s website at www.oromin.com.

All registered shareholders are entitled to attend and vote at the Meeting in person or by proxy. If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice. A shareholder entitled to vote at the Meeting is entitled to appoint a proxy holder to attend in his/her stead.

DATED this 12th day of June, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Chet Idziszek”
Chet Idziszek,
(President and Chief Executive Officer)

OROMIN EXPLORATIONS LTD.

INFORMATION CIRCULAR
(as at June 12, 2013, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Oromin Explorations Ltd. (the “Company”) for use at the annual general and special meeting of the shareholders of the Company to be held on July 17, 2013 (the “Meeting”), at the time and place and for the purposes set out in the accompanying notice of meeting and at any adjournment thereof. In addition, the Company has retained Georgeson Shareholder Communications Canada Inc. (“Georgeson”) in connection with the solicitation of proxies. For this service, and other advisory services, Georgeson will be paid a fee of up to $25,000 plus a per call fee for retail shareholder calls and will be reimbursed for its reasonable out-of-pocket expenses. The solicitation will be made by mail and may also be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company. The Company will bear the cost of this solicitation.

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact Georgeson by telephone at 1-866-656-4123 toll free in North America, or by e-mail at askus@georgeson.com.

APPOINTMENT AND REVOCATION OF PROXY
Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy. Registered shareholders should deliver their completed proxies to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (by mail, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.

The persons named in the proxy are directors and officers of the Company and are proxyholders nominated by management. A shareholder has the right to appoint a person other than the nominees of management named in the enclosed instrument of proxy to represent the shareholder at the Meeting. To exercise this right, a shareholder must insert the name of its nominee in the blank space provided. A person appointed as a proxyholder need not be a shareholder of the Company.

A registered shareholder may revoke a proxy by:

(a)	signing a proxy with a later date and delivering it at the place and within the time noted above;

(b)

signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and delivering it to the registered office of the Company, located at 1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(c)	attending the Meeting or any adjournment thereof and registering with the scrutineer as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)	in any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name. Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such shareholders herein referred to as “Beneficial Shareholders”) should note that only proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting. If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder. Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for the Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks), and in Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a “VIF”), instead of a proxy (the notice of Meeting, Information Circular and VIF or proxy are collectively referred to as the “Meeting Materials”) directly to the NOBOs and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs and the Company will be paying the costs associated with this.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own. A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to shareholders in this Information Circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares. If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF.

The Company is not relying on the notice and access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with the Meeting.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

If a shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by proxy will be voted or withheld from voting by the proxy holder in accordance with those instructions on any ballot that may be called for. In the enclosed form of proxy, in the absence of any instructions in the proxy, it is intended that such shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the meeting as stated under the headings in the notice of meeting accompanying this Information Circular. If any amendments or variations to such matters, or any other matters, are properly brought before the Meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder other than the nominees of management named in the instrument of proxy with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting. To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon. This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this Information Circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors and the appointment of auditors or as otherwise specifically discussed in this Information Circular:

(a)	each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)	each proposed nominee for election as a director of the Company; and

(c)	each associate or affiliate of any of the foregoing.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of common shares. On June 12, 2013 (the “Record Date”), the Company had 137,368,218 common shares outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote. Only those shareholders of record on the Record Date are entitled to attend and vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, as of the date of this Information Circular, only the person set forth below beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the common shares of the Company:

Shareholder	Number of Common Shares	Percentage of Common Shares
IAMGOLD Corporation	16,088,636	11.7%
Teranga Gold Corporation	18,699,500	13.6%

ELECTION OF DIRECTORS

At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at seven (7), subject to such increase as may be permitted by the Articles of the Company. The number of directors will be approved if the affirmative vote of the majority of common shares present or represented by proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at seven (7).

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or until such director’s earlier death, resignation or removal. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Information Circular. Management does not contemplate that any of the nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed below before the Meeting, management will exercise discretion to vote the proxy for the election of any other person or persons as directors.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name, jurisdiction of residence and office held	Principal occupation in the last five years	Director since	Number of common shares beneficially owned
DEREK BARTLETT Ontario, Canada Director (1)(2)(3)	Consultant; Former President of Kingsman Resources Inc. from 1995 until 2009 and a director of several other junior mining companies.	2002	Nil shares
ROBERT H. BRENNAN Illinois, USA Director(1)	Senior Vice President, CB Richard Ellis – Capital Markets. Financier.	2006	1,214,523 shares
NELL M. DRAGOVAN B.C., Canada Director	Businesswoman.	2004	2,155,904 shares
CHET IDZISZEK B.C., Canada Chairman of the Board, Chief Executive Officer, President and Director	Geologist; President and Chief Executive Officer of the Company.	1994	6,861,137 shares
ROBERT A. SIBTHORPE Ontario, Canada Director (1)(2)	Consulting geologist; previously mining analyst for Canaccord Capital Corp. from 1996 to 2001.	2004	Nil shares
JAMES G. STEWART B.C., Canada Director and Corporate Secretary	Barrister and Solicitor.	1995	746,377 shares(4)
DOUGLAS TURNBULL B.C., Canada Director	Geological Consultant; President of Lakehead Geological Services Inc.	2002	52,000 shares
(1)	Members of the Audit Committee.
(2)	Members of the Corporate Governance and Compensation Committee.
(3)	Member of the Nominating Committee.
(4)	515,877 of these shares are held in name of J.G. Stewart Law Corporation Ltd.

The above information, including information as to common shares beneficially owned, has been provided by the respective directors individually.

No proposed director of the Company:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)	was the subject:

(A)	of a cease trade order;

(B)	an order similar to a cease trade order; or

(C)	an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days,

that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to:

(A)	a cease trade order;

(B)	an order similar to a cease trade order; or

(C)	an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days,

that was issued after the proposed director was acting in the capacity as director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Interpretation

“Named executive officer” (“NEO”) means:

(a)	a Chief Executive Officer (“CEO”);

(b)	a Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The NEOs who are the subject of this Compensation Discussion and Analysis are Chet Idziszek, President and Chief Executive Officer, Ian Brown, Chief Financial Officer, Nell Dragovan, Director, David Mallo, Vice-President Exploration, and James G. Stewart, Corporate Secretary.

Overview of the Company’s Compensation Program

The Company has a simple organizational and management structure, with seven directors of whom four are located in Vancouver, British Columbia and nine employees. During its most recent three financial years the Company been focused principally on its mineral exploration project in the Republic of Sénégal, which is carried out as a joint venture of which the Company is the operator, a 43.5% equity holder and a 50% funding partner.

The Company’s compensation program is simple and limited, reflecting the preceding description of its structure and activities. The Board of Directors (the “Board”) has established a corporate governance and compensation committee (the “Corporate Governance and Compensation Committee”), comprised of the independent directors Derek Bartlett and Robert Sibthorpe as further described below.

Compensation Program Objectives

The objectives of the Company’s executive compensation program are as follows:

  to attract, retain and motivate talented executives who create and sustain the Company’s continued success;

  to align the interests of the Company’s executives with the interests of the Company’s shareholders; and

  to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Overall, the executive compensation program aims to reflect executive compensation packages for executives with similar talents, qualifications and responsibilities at companies with similar financial, operating and industrial characteristics. However, the Company does not benchmark. The Company is a mineral exploration company involved in the business of exploring its resource properties located in Senegal and will not be generating significant revenues from operations for a significant period of time. As a result, the use of more conventional performance standards, such as profitability or return on investment, is not considered by the Company to be appropriate in the evaluation of the performance of the NEOs.

The Company’s process for determining executive compensation is very simple. The Board has created the Corporate Governance and Compensation Committee consisting of two of its three independent members to determine executive compensation levels. This Corporate Governance and Compensation Committee makes recommendations to the Board concerning components of executive compensation, based on the collective experience and judgment of the members. The Board and the Corporate Governance and Compensation Committee have chosen, at this stage of the Company’s development, to not define formal objectives or criteria to underlie the Company’s determinations of the elements of the compensation program described below.

The most significant element that influences the Board’s collective experience and judgment is the progress of development of mineral resources and, where supported by feasibility studies, if any, mineral reserves. In addition, the achievement of encouraging exploration progress such as deposits, zones, and significant sampling, trenching and drilling results influences the Board’s determination of executive compensation levels. The Board does not have specific measurable criteria in place against which to evaluate such progress, but rather uses its collective experience and judgment in evaluating such matters.

Purpose of the Compensation Program

The Company’s executive compensation program has been designed to reward executives for reinforcing the Company’s business objectives and values, for achieving the Company’s performance objectives and for their individual performances.

Elements of Compensation Program

The executive compensation program consists of a combination of base salary and stock option incentives. In most years there is an annual bonus paid in December in a uniform amount to each salaried staff member and officer reflecting achievement of overall corporate goals and funds available. The Corporate Governance and Compensation Committee may also recommend from time to time extraordinary bonuses based on what the Corporate Governance and Compensation Committee regards as extraordinary achievement in furthering the Company’s strategic objectives.

Purpose of Each Element of the Executive Compensation Program

The base salary of an NEO is intended to attract and retain executives by providing a reasonable amount of non-contingent remuneration.

In addition to a fixed base salary, each NEO is eligible to receive an annual bonus of uniform amount described above under “Elements of Compensation Program”. The principal determinants underlying this uniform annual bonus are the overall financial health of the Company and the operation of the Company’s exploration programs and associated administration on a cost-effective basis, as judged by the Corporate Governance and Compensation Committee, taking into account funds available.

Stock options are generally awarded to NEOs on an annual basis based on the judgment of the Corporate Governance and Compensation Committee. The granting of stock options upon hire aligns NEOs’ rewards with an increase in shareholder value over the long term. The use of stock options encourages and rewards performance by aligning an increase in each NEO’s compensation with increases in the Company’s performance as measured by the value of the shareholders’ investments.

Determination of the Amount of Each Element of the Executive Compensation Program

Corporate Governance and Compensation Committee

Since July 2009 the Board has appointed the Corporate Governance and Compensation Committee from among independent members of the Board to implement and maintain sound corporate governance policies within the Company and to oversee the Company’s overall human resource policies and procedures. The mandate of the Corporate Governance and Compensation Committee provides that the committee will be comprised of a minimum of two directors, each of whom is to be independent.

Compensation of the directors and officers of the Company, including the NEOs, is reviewed at least annually by the Corporate Governance and Compensation Committee. The Corporate Governance and Compensation Committee makes recommendations to the Board, which approves the compensation of the directors and officers, including the NEOs’ base salaries, performance bonuses, if any, and incentive stock options, based on such recommendations.

The members of the Corporate Governance and Compensation Committee are Derek Bartlett and Robert Sibthorpe, both of whom are independent.

Base Salary

The base salary review of each NEO takes into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO. Base salary is not evaluated against a formal “peer group”. The Corporate Governance and Compensation Committee relies on the general experience of its members in setting base salary amounts.

Performance Bonuses

The Company’s current bonus regime consists in most but not all years solely of an annual bonus of uniform amount awarded to each employee and officer of the Company, as described above under “Elements of Compensation Program”. In addition, the Board reserves to itself the capacity to make additional bonus awards in recognition of exemplary or otherwise meritorious performance. The making of such awards is based on the overall experience and judgment of the Board rather than being based on objective performance measures. During the financial years ended February 29, 2012 and February 28, 2013 such additional bonuses were awarded to the CEO, the CFO and the Vice President Exploration as set out in footnote 4 to the Summary Compensation Table below.

Stock Options

The Company has established a formal plan (the “Plan”) under which stock options are granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value. The Board determines which NEOs (and other persons) are entitled to participate in the Company’s Plan; determines the number of options granted to such individuals; and determines the date on which each option is granted and the corresponding exercise price. The award of incentive stock options is a cornerstone of the Company’s compensation plan for all executives and senior employees and is one of the Company’s primary tools for attracting, motivating and retaining qualified executives and senior employees, which is critical to the Company’s future success. The granting of stock options to executives and senior employees is currently the Company’s only long-term remuneration incentive.

The Board makes these determinations subject to the provisions of the existing Plan and, where applicable, the policies of the Toronto Stock Exchange (the “TSX”).

Previous grants of option-based awards are taken into account when considering new grants.

Link to Overall Compensation Objectives

Each element of the executive compensation program is designed to meet one or more objectives of the overall program.

The fixed base salary of each NEO, combined with the granting of stock options, has been designed to provide total compensation which the Board believes is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

The Board does not utilize a benchmarking process whereby a group of so-called “peer group” companies is reviewed by the Board in establishing salary, bonus or stock option based compensation levels. Instead, the Board, on the advice of the Corporate Governance and Compensation Committee, utilizes its collective experience and judgment in establishing and modifying these compensation levels.

Compensation Policy Risks

Commencing in 2013, the Board intends to review from time to time and at least once annually, the risks, if any, associated with the Company’s compensation policies and practices at such time. Implicit in the

Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s executives, be designed in a manner which is in the best interests of the Company and its shareholders and risk implications is one of many considerations which are taken into account in such design.

It is anticipated that a portion (set at a level consistent with its industry peers) of the Company’s executive compensation will consist of options granted under the Plan. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation. As the benefits of such compensation, if any, are not realized by the executive until a significant period of time has passed, the ability of executives to take inappropriate or excessive risks that are beneficial to them from the standpoint of their compensation at the expense of the Company and its shareholders is extremely limited.

The other two elements of compensation, salary and bonus, represent the remaining portion of an executive’s total compensation. While neither salary nor bonus are “long term” or “at risk”, as noted above, these components of compensation represent a modest amount of total compensation and as a result it is unlikely that an executive would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them from the standpoint of their short term compensation when their long term compensation might be put at risk from their actions.

Due to the small size of the Company, and the current level of the Company’s activity, the Board is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through Board meetings during which financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Compensation Committee does not believe there are significant risks associated with the company’s compensation policies, since these are driven more by mineral exploration and development achievements than by financial benchmarks, and the mineral achievements are straightforward to assess based as they are on periodic reports filed pursuant to National Instrument 43-101.

Financial Instruments

There are no financial instruments such as forward contracts, equity swaps or similar instruments available in the market for the Company’s securities.

Performance Graph

The graph below compares, assuming an initial investment of $100, the yearly percentage change in the cumulative total shareholder return on the Company’s common shares (“OLE”) trading on the TSX Venture Exchange (for the period from March 1, 2008 to December 15, 2008) and the TSX (for the period from December 16, 2008 to February 28, 2013) against the cumulative total shareholder return of the S&P/TSX Venture Composite (“TSXV”) Index. The Company uses the TSXV Index throughout the five year period, rather than attempting to incorporate an index based on the TSX for all or a portion of the time period, because it believes the TSXV Index is an appropriate broad equity market index to use under the specifications of NI 51-102 F6.

For greater clarity, $100.00 invested on March 1, 2008 in shares of the Company or in the S&P TSXV Composite Index would have had the following values at the dates shown:

	2008	2009	2010	2011	2012	2013
OLE	100	25.29	83.72	175.00	69.84	62.50
TSXV	100	30.97	177.70	156.19	69.89	67.80

The above performance graph shows that the Company’s share price has broadly tracked the TSXV Index for the period set out, lagging somewhat in the 2010 fiscal year, outperforming somewhat in the 2011 fiscal year, and reverting to track in the 2012 and 2013 fiscal years. It should be noted that the compensation of the Company’s executive officers is based on the overall judgment and experience of the Board, upon advice of the Corporate Governance and Compensation Committee, and, given the Company’s current stage of development, is not based in a substantial way on the Company’s share price performance. The Corporate Governance and Compensation Committee also have taken note of the significant increases in the Company’s mineral resources and reserves in the 2010 through 2013 financial years which the Committee believes are prime indicators of success in the business the Company undertakes.

It can be observed from the Summary Compensation Table below that compensation levels of the NEO’s increased from the 2011 financial year to the 2012 financial year and have plateaued at the 2012 level. This is not reflective of, nor under the compensation principles of the Board is it intended to be reflective of, the Company’s share price performance, as stated above. As stated previously, a very significant element which enters into the Board’s use of its collective experience and judgment is the development of mineral resources and, where supported by feasibility studies, reserves, and in addition the achievement of encouraging exploration progress such as deposits, zones, and significant sampling, trenching and drilling results. The Board does not have specific measurable criteria in place against which to evaluate such progress, but rather uses its collective experience and judgment in evaluating such matters.

Share-based and Option-based Awards

In evaluating option grants to executive officers under the Company’s Plan, the Board and the Corporate Governance and Compensation Committee considers a number of factors, including, but not limited to: (i) the number of options and the vesting conditions, if any, that attach to options already held by such executive officer; (ii) a fair balance between the number of options held by the executive officer concerned and the other executives of the Company, in light of their responsibilities and objectives; and (iii) the value of the options as a component in the executive officer’s overall compensation package.

Vesting conditions for stock options granted under the Plan are determined at the discretion of the Board and the Corporate Governance and Compensation Committee. It has been the Company’s practice in recent years that options granted to all, except newly engaged option beneficiaries, fully vest immediately at the time of grant. In some, but not all cases, options granted to newly engaged option beneficiaries also fully vest immediately at the time of grant; in other cases vesting periods ranging up to two years have been imposed. The imposition, or not, of vesting periods is solely at the discretion of the Board, who include the factors set out in the preceding paragraph in determining vesting periods if any.

The Company has an informal policy that incentive stock options are granted to an extensive range of NEO’s, directors, officers who are not NEO’s, employees and consultants. Approximately one-half of options granted in most large-scale, multiple-beneficiary option grants, are granted to the NEO’s and to the directors of the Company. Of that amount, approximately 60% are typically granted to NEO’s and approximately 40% to directors who are not NEO’s. Within the 60% granted to NEO’s, approximately one-third is typically granted to the CEO and the remainder is approximately split among the other NEO’s. Within the 40% granted to directors who are not NEO’s, the grants are typically equal. The Board, on the advice of the Corporate Governance and Compensation Committee, believes that this basis recognizes to a reasonable degree, based on the Board’s collective experience and judgment, the contributions of the NEO’s and of the directors who are not NEO’s to the long-term success of the Company. There are not rigid formulas in place, but rather general principles and precedents within the Company’s history and approach to the granting of option-based awards.

The Board, on the advice of the Corporate Governance and Compensation Committee, does take into account previous grants of option-based awards when considering new grants. Please refer to “Determination of the Amount of Each Element of the Executive Compensation Program – Stock Options”.

Compensation Governance

The Corporate Governance and Compensation Committee is comprised of only independent members and while the Board determines its members, the CEO is not involved in the selection process for this committee. Messrs. Bartlett and Sibthorpe have direct experience relating to executive compensation matters (having served on compensation committees) of publicly traded mining companies. The significant industry experience of each of the Corporate Governance and Compensation Committee members, either as directors or officers of publicly traded international mining companies, provides them with a suitable perspective to make decisions on the appropriateness of the Company's compensation policies and practices.

The Corporate Governance and Compensation Committee's responsibilities are as follows:

Chief Executive Officer and Chief Financial Officer Compensation — annually review compensation for the Chief Executive Officer and the Chief Financial Officer and, in the

Corporate Governance and Compensation Committee’s discretion, recommend any changes to the Board for consideration;

Executive Management Compensation — annually review the Chief Executive Officer’s recommendations for the senior executives' compensation and, in the Corporate Governance and Compensation Committee's discretion, recommend any changes to the Board for consideration;

Compensation Policies and Practices — ensure compensation policies and practices for the directors, the Chief Executive Officer, the Chief Financial Officer and the senior executives:

  properly reflect their respective duties and responsibilities;

  are competitive in attracting, retaining and motivating people of the highest quality;

  align the interests of the directors, the Chief Executive Officer, the Chief Financial Officer and the senior executives with shareholders as a whole;

  are clearly distinguishable between each other, that is, the structure of non-executive directors' compensation should be distinguishable from that of executive directors and senior executives; and

  do not encourage the taking of inappropriate or excessive risks;

Directors’ Compensation — annually review directors' compensation and, in the Corporate Governance and Compensation Committee's discretion, recommend any changes to the Board for consideration;

Compensation Disclosure — review all annual executive compensation disclosure before it is publicly released;

Investigations — direct and supervise the investigation into any matter brought to its attention within the scope of the Corporate Governance and Compensation Committee's duties;

Other Duties — perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable regulatory authorities or legislation; and

Retention of Compensation Advisor — Corporate Governance and Compensation Committee must pre-approve the retention of any independent compensation consultant or advisors to the Company at the request of management.

At this point the Corporate Governance and Compensation Committee does not anticipate making any significant changes to its compensation policies and practices in the next financial year, but expects to review best practice developments in this regard to ensure that current practices do not create undue risk to the Company and to continue to ensure the alignment of compensation packages with the objective of enhancing shareholder value through an increased share price.

Summary Compensation Table

The following table presents information concerning all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, to NEOs by the Company and its subsidiaries for services in all capacities to the Company during the three most recently completed financial years:

Name and principal position	Year	Salary ($)	Option- based awards(3) ($)	Bonus ($)	All other compensation ($)	Total compensation ($)
Chet Idziszek	2013	211,968	Nil	Nil	45,224(7)	257,192
President and CEO	2012	211,968	436,927	320,835	44,116(7)	1,013,846
	2011	191,885	687,639	232,025	34,855(7)	1,146,404
Ian Brown	2013	183,648	Nil	Nil	Nil	183,648
CFO	2012	183,648	162,287	35,000(5)	Nil	380,935
	2011	126,813	252,422	35,000(5)	Nil	414,235
Nell Dragovan	2013	170,952	Nil	Nil	Nil	170,952
Director	2012	170,952	140,441	10,000	Nil	321,393
	2011	112,846	199,659	10,000	Nil	322,505
David Mallo	2013	Nil	Nil	2,000	210,120	212,120
Vice-President	2012	Nil	209,101	10,000	210,120	444,221
Exploration	2011	Nil	318,375	20,000(6)	201,760(1)	540,135
James G. Stewart	2013	Nil	Nil	Nil	121,800	121,800
Corporate Secretary	2012	Nil	171,650	10,000	344,250(2)	525,900
	2011	Nil	216,597	10,000	317,700(2)	544,297

(1) The “other compensation” to Mr. Mallo was paid by Oromin Joint Venture Group Limited (“OJVG”) pursuant to a consulting agreement for professional services provided by Mr. Mallo.

(2) The “other compensation” to Mr. Stewart consists of fees paid to J. G. Stewart Law Corporation Ltd. for legal services.

(3) The amounts shown in this category are the “fair values” as determined at the date of grant using the Black-Scholes option pricing model (“BSOPM”), and are the same values as used by the Company in determining stock-based compensation for accounting purposes. The Board believes there are significant arguments in valuation theory that the use of the BSOPM for ascribing a compensation cost reportable under Form 52-106 F6 may provide inappropriate values. However, the use of values determined using the BSOPM is accepted by the Canadian Securities Administrators and the Canadian Institute of Chartered Accountants, and under the circumstances the Board has accepted this basis of valuation.

(4) For the year ended February 28, 2011, Mr. Idziszek’s bonus consisted of two parts; first, the amount of $10,000 representing the uniform bonus awarded to other NEO’s and employees as described above under the heading “Performance Bonuses”; and, second, the amount of $222,025 awarded by the Board on the recommendation of the Corporate Governance and Compensation Committee in recognition of the CEO’s exemplary performance in closing a financing with gross proceeds of $17,250,000 in fiscal 2010. For the year ended February 29, 2012, Mr. Idziszek’s bonus consisted of two parts; first, the amount of $10,000 representing the uniform bonus awarded to other NEO’s and employees as described above under the heading “Performance Bonuses”; and, second, the amount of $310,835 awarded by the Board on the recommendation of the Corporate Governance and Compensation Committee in recognition of the CEO’s exemplary performance in closing two financings with gross proceeds of $30,250,000 in fiscal 2011.

(5) For each of the years ended February 28, 2011 and February 29, 2012, Mr. Brown’s bonus consisted of two parts; first, the amount of $10,000 representing the uniform bonus awarded to other NEO’s and employees as described above under the heading “Performance Bonuses”; and, second, the amount of $25,000 awarded by the Board on the recommendation of the Corporate Governance and Compensation Committee in recognition of the CFO’s overall efforts.

(6) For the year ended February 28, 2011, Mr. Mallo’s bonus consisted of two parts; first, the amount of $10,000 representing the uniform bonus awarded to other NEO’s and employees as described above under the heading “Performance Bonuses”; and, second, the amount of $10,000 awarded by the Board on the recommendation of the Corporate Governance and Compensation Committee in recognition of the Vice-President Exploration’s overall efforts.

(7) The components of the CEO’s “other compensation” which exceed 25% of its aggregate amount are $29,379 in respect of automobile lease payments (2011 - $18,636) and operating costs and $14,737 in respect of air flight costs (2011 - $11,419).

Incentive Plan Awards-Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to each NEO of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Chet Idziszek	75,000	$0.65	March 31, 2015	$17,250	Nil	N/A
	1,250,000	$0.92	August 24, 2015	Nil	Nil	N/A
	700,000	$1.30	March 3, 2016	Nil	Nil	N/A
Ian Brown	40,000	$0.65	March 31, 2015	$9,200	Nil	N/A
	450,000	$0.92	August 24, 2015	Nil	Nil	N/A
	260,000	$1.30	March 3, 2016	Nil	Nil	N/A
Nell Dragovan	25,000	$0.65	March 31, 2015	$ 5,750	Nil	N/A
	350,000	$0.92	August 24, 2015	Nil	Nil	N/A
	225,000	$1.30	March 3, 2016	Nil	Nil	N/A
David Mallo	40,000	$0.65	March 31, 2015	$9,200	Nil	N/A
	575,000	$0.92	August 24, 2015	Nil	Nil	N/A
	335,000	$1.30	March 3, 2016	Nil	Nil	N/A
James G.	50,000	$0.65	March 31, 2015	$11,500	Nil	N/A
Stewart	375,000	$0.92	August 24, 2015	Nil	Nil	N/A
	275,000	$1.30	March 3, 2016	Nil	Nil	N/A

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for each NEO during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Chet Idziszek	Nil	Nil	Nil
Ian Brown	Nil	Nil	Nil
Nell Dragovan	Nil	Nil	Nil
David Mallo	Nil	Nil	Nil
James G. Stewart	Nil	Nil	Nil

Options granted to NEO’s vest at the date of grant and the exercise price is always equal to or greater than the market price at the date of grant. Accordingly, pursuant to section 4.2(2) of Form 52-102 F6 the “Option-based awards – Value vested during the year” amounts in the table above are always Nil. There are no “Share-based awards” or “Non-equity incentive plan compensation” payments made; accordingly, the corresponding amounts in the table above are also Nil.

Pension Plan Benefits

The Company does not have a pension plan and does not provide any pension plan benefits.

Termination and Change of Control Benefits

The Company has entered into employee retention agreements with each of Chet Idziszek, Ian Brown, Nell Dragovan and David Mallo, and a consultant retention agreement with James Stewart (collectively,

the “Retention Agreements”). The Retention Agreements are construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. None of the Retention Agreements contain provisions providing for any benefits upon a change of control other than set out below.

Description of Retention Agreements

Chet Idziszek
The employee retention agreement with Chet Idziszek will remain in effect for so long as Chet Idziszek remains an employee and afterwards to the extent specified under the terms of the employee retention agreement. The employee retention agreement will expire should Chet Idziszek resign his employment with the Company or be terminated for Cause (as defined in the employee retention agreement) by the Company prior to a Change in Control (as defined in the employee retention agreement).

In the event of a Change in Control (as defined in the employee retention agreement) which results in or leads to the termination of the employment of Chet Idziszek with the Company, and provided that Chet Idziszek is not offered employment or does not accept an offer of employment that is the same or similar to his employment with the Company (the “Comparable Employment”) with the person or persons that have acquired the Company as a result of a Change in Control (the “New Company Owner”), Chet Idziszek will receive from the Company a retention payment (“Retention Payment”) from the Company calculated as follows: a lump sum payment equal to 17 months’ base salary and the equivalent of 17 months of bonuses calculated by totalling the annual bonuses paid to Chet Idziszek during the past three years of employment, dividing the total amount by 36 and multiplying the result by 17. The Retention Payment will be paid to Chet Idziszek in a lump sum after required statutory declarations within 15 days of the date of the Change in Control. Chet Idziszek will not be entitled to provision of the Retention Payment when he is offered and accepts Comparable Employment with the New Company Owner.

In the event that Chet Idziszek resigns from his employment with the New Company Owner, for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, Chet Idziszek will be provided by the Company with a separation payment (the “Separation Payment”). The Separation Payment will be calculated on the same basis as the Retention Payment but will be limited to a lump sum payment equal to 8.5 months of salary and bonuses. The Separation Payment will be paid to Chet Idziszek in a lump sum after required statutory deductions within 30 days of the Company being notified of the resignation of Chet Idziszek from his employment with the New Company Owner. In the event Chet Idziszek’s employment is terminated with or without cause by the New Company Owner, the Separation Payment will not be payable to Chet Idziszek.

The employee retention agreement also contains confidentiality and non-solicitation covenants in favour of the Company.

James Stewart
The consultant retention agreement with James Stewart will remain in effect for so long as James Stewart remains a consultant to the Company and afterwards to the extent specified under the terms of the retention agreement. The consultant retention agreement will expire should James Stewart resign his consultancy with the Company or be terminated for Cause (as defined in the consultant retention agreement) by the Company prior to a Change in Control (as defined in the consultant retention agreement).

In the event of a Change in Control (as defined in the consultant retention agreement) which results in or leads to the termination of the consultancy of James Stewart with the Company, and provided that James Stewart is not offered a consultancy or does not accept an offer of consultancy in a position that is the same or similar to his consultancy with the Company (the “Comparable Consultancy”) with New Company Owner, James Stewart will receive a Retention Payment from the Company calculated as follows: a lump sum payment equal to 13.5 months’ base salary and the equivalent of 13.5 months of bonuses calculated by totalling the annual bonuses paid to James Stewart during the past three years of employment, dividing the total amount by 36 and multiplying the result by 13.5. The Retention Payment will be paid to James Stewart in a lump sum after required statutory declarations within 15 days of the date of the Change in Control. James Stewart will not be entitled to provision of the Retention Payment when he is offered and accepts Comparable Consultancy with the New Company Owner.

In the event that James Stewart resigns from his employment with the New Company Owner, for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, James Stewart will be provided by the Company with a Separation. The Separation Payment will be calculated on the same basis as the Retention Payment but will be limited to a lump sum payment equal to 6.5 months of salary and bonuses. The Separation Payment will be paid to James Stewart in a lump sum after required statutory deductions within 30 days of the Company being notified of the resignation of James Stewart from his employment with the New Company Owner. In the event James Stewart’s employment is terminated with or without cause by the New Company Owner, the Separation Payment will not be payable to James Stewart.

The consultant retention agreement also contains confidentiality and non-solicitation covenants in favour of the Company.

Ian Brown
The employee retention agreement with Ian Brown will remain in effect for so long as Ian Brown remains an employee and afterwards to the extent specified under the terms of the employee retention agreement. The retention agreement will expire should Ian Brown resign his employment with the Company or be terminated for Cause (as defined in the employee retention agreement) by the Company prior to a Change in Control (as defined in the employee retention agreement).

In the event of a Change in Control (as defined in the employee retention agreement) which results in or leads to the termination of the employment of Ian Brown with the Company, and provided that Ian Brown is not offered Comparable Employment with the New Company Owner, Ian Brown will receive from the Company a Retention Payment from the Company calculated as follows: a lump sum payment equal to 7 months’ base salary and the equivalent of 7 months of bonuses calculated by totalling the annual bonuses paid to Ian Brown during the past three years of employment, dividing the total amount by 36 and multiplying the result by 7. The Retention Payment will be paid to Ian Brown in a lump sum after required statutory declarations within 15 days of the date of the Change in Control. Ian Brown will not be entitled to provision of the Retention Payment when he is offered and accepts Comparable Employment with the New Company Owner.

In the event that Ian Brown resigns from his employment with the New Company Owner, for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, Ian Brown will be provided by the Company with a Separation Payment. The Separation Payment will be calculated on the same basis as the Retention Payment but will be limited to a lump sum payment equal to 3.5 months of salary and bonuses. The Separation Payment will be paid to Ian Brown in a lump sum after required statutory deductions within 30 days of the Company being notified of the resignation of Ian Brown from his employment with the New Company Owner. In the event Ian Brown’s employment is terminated with or without cause by the New Company Owner, the Separation Payment will not be payable to Ian Brown.

The employee retention agreement also contains confidentiality and non-solicitation covenants in favour of the Company.

Nell Dragovan
The employee retention agreement with Nell Dragovan will remain in effect for so long as Nell Dragovan remains an employee and afterwards to the extent specified under the terms of the employee retention agreement. The retention agreement will expire should Nell Dragovan resign her employment with the Company or be terminated for Cause (as defined in the employee retention agreement) by the Company prior to a Change in Control (as defined in the employee retention agreement).

In the event of a Change in Control (as defined in the employee retention agreement) which results in or leads to the termination of the employment of Nell Dragovan with the Company, and provided that Nell Dragovan is not offered Comparable Employment with the New Company Owner, Nell Dragovan will receive from the Company a Retention Payment from the Company, calculated as follows: a lump sum payment equal to 15 months’ base salary and the equivalent of 15 months of bonuses calculated by totalling the annual bonuses paid to Nell Dragovan during the past three years of employment, dividing the total amount by 36 and multiplying the result by 15. The Retention Payment will be paid to Nell Dragovan in a lump sum after required statutory declarations within 15 days of the date of the Change in Control. Nell Dragovan will not be entitled to provision of the Retention Payment when she is offered and accepts Comparable Employment with the New Company Owner.

In the event that Nell Dragovan resigns from her employment with the New Company Owner, for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, Nell Dragovan will be provided by the Company with a Separation Payment. The Separation Payment will be calculated on the same basis as the Retention Payment but will be limited to a lump sum payment equal to 7.5 months of salary and bonuses. The Separation Payment will be paid to Nell Dragovan in a lump sum after required statutory deductions within 30 days of the Company being notified of the resignation of Nell Dragovan from her employment with the New Company Owner. In the event Nell Dragovan’s employment is terminated with or without cause by the New Company Owner, the Separation Payment will not be payable to Nell Dragovan.

The employee retention agreement also contains confidentiality and non-solicitation covenants in favour of the Company.

David Mallo
The employee retention agreement with David Mallo will remain in effect for so long as David Mallo remains an employee and afterwards to the extent specified under the terms of the employee retention agreement. The retention agreement will expire should David Mallo resign his employment with the Company or be terminated for Cause (as defined in the employee retention agreement) by the Company prior to a Change in Control (as defined in the employee retention agreement).

In the event of a Change in Control (as defined in the employee retention agreement) which results in or leads to the termination of the employment of David Mallo with the Company, and provided that David Mallo is not offered Comparable Employment with the New Company Owner, David Mallo will receive from the Company a Retention Payment from the Company, which is calculated as follows: a lump sum payment equal to 17 months’ base salary and the equivalent of 17 months of bonuses calculated by totalling the annual bonuses paid to David Mallo during the past three years of employment, dividing the total amount by 36 and multiplying the result by 17. The Retention Payment will be paid to David Mallo in a lump sum after required statutory declarations within 15 days of the date of the Change in Control. David Mallo will not be entitled to provision of the Retention Payment when he is offered and accepts Comparable Employment with the New Company Owner.

In the event that David Mallo resigns from his employment with the New Company Owner, for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, David Mallo will be provided by the Company with a Separation Payment. The

Separation Payment will be calculated on the same basis as the Retention Payment but will be limited to a lump sum payment equal to 8.5 months of salary and bonuses. The Separation Payment will be paid to David Mallo in a lump sum after required statutory deductions within 30 days of the Company being notified of the resignation of David Mallo from his employment with the New Company Owner. In the event David Mallo’s employment is terminated with or without cause by the New Company Owner, the Separation Payment will not be payable to David Mallo.

The employee retention agreement also contains confidentiality and non-solicitation covenants in favour of the Company.

Director Compensation

Director Compensation Table

The following table sets forth information with respect to all amounts of compensation provided to the directors of the Company for the most recently completed financial year.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards(4) ($)	Bonus ($)	All other compensation ($)	Total compensation ($)
Derek Bartlett(1)	24,000	Nil	Nil	Nil	Nil	24,000
Robert H. Brennan(2)	12,000	Nil	Nil	Nil	Nil	12,000
Robert A. Sibthorpe(2)	12,000	Nil	Nil	Nil	Nil	12,000
Douglas Turnbull(3)	Nil	Nil	Nil	2,000	69,360	71,360

(1) Mr. Bartlett is paid a cash fee of $2,000 per month for acting as the Company’s Lead Director. In addition, during fiscal 2012 each independent director received an additional cash fee of $15,000 for serving on a special committee to evaluate strategic alternatives.

(2) Messrs Brennan and Sibthorpe are paid a cash fee of $1,000 per month for their services as independent directors. In addition, during fiscal 2012 each independent director received an additional cash fee of $15,000 for serving on a special committee to evaluate strategic alternatives.

(3) Mr. Turnbull’s “other compensation” represents fees billed to the Company, including its subsidiaries and joint venture entities, by Lakehead Geological Services Inc. for professional services carried out by Mr. Turnbull.

(4) The amounts shown in this category are the “fair values” as determined at the date of grant using the Black-Scholes option pricing model, and are the same values as used by the Company in determining stock-based compensation for accounting purposes. The Board believes there are significant arguments in valuation theory that the use of the BSOPM for ascribing a compensation cost reportable under Form 52-102 F6 may provide inappropriate values. However, the use of values determined using the BSOPM is accepted by the Canadian Securities Administrators and the Canadian Institute of Chartered Accountants, and under the circumstances the Board has accepted this basis of valuation.

Share-Based Awards, Options-Based Awards and Non-Equity Incentive Plan Compensation

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the directors of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Derek Bartlett	325,000	$0.92	August 24, 2015	Nil	Nil	N/A
	150,000	$1.30	March 3, 2016	Nil	Nil	N/A
Robert H. Brennan	40,000	$0.65	March 31, 2015	$9,200	Nil	N/A
	500,000	$0.92	August 24, 2015	Nil	Nil	N/A
	250,000	$1.30	March 3, 2016	Nil	Nil	N/A
Robert A. Sibthorpe	325,000	$0.92	August 24, 2015	Nil	Nil	N/A
	150,000	$1.30	March 3, 2016	Nil	Nil	N/A
Douglas Turnbull	40,000	$0.65	March 31, 2015	$9,200	Nil	N/A
	350,000	$0.92	August 24, 2015	Nil	Nil	N/A
	210,000	$1.30	March 3, 2016	Nil	Nil	N/A

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for the directors of the Company during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Derek Bartlett	Nil	Nil	Nil
Robert H. Brennan	Nil	Nil	Nil
Robert A. Sibthorpe	Nil	Nil	Nil
Douglas Turnbull	Nil	Nil	Nil

Options granted to directors vest at the date of grant and the exercise price is always equal to or greater than the market price at the date of grant. Accordingly, pursuant to section 4.2(2) of Form 52-102 F6 the “Option-based awards – Value vested during the year” amounts in the table above are always Nil. There are no “Share-based awards” or “Non-equity incentive plan compensation” payments made; accordingly, the corresponding amounts in the table above are also Nil.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets out, as of the end of the most recently completed financial year, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	13,336,000	$1.06	400,821
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	13,336,000		400,821

There are presently 13,186,000 options outstanding under the Company’s Plan, representing 9.60% of currently issued and outstanding common shares. There will be 550,821 common shares available to be issued pursuant to further grants under the Plan, which represents 0.39% of currently issued and outstanding common shares.

  The eligible participants under the Plan will be the directors, officers, service providers and insiders of the Company and its subsidiaries. Service providers are (i) employees (including full- time and part time), (ii) any individual, corporation, partnership or other entity that provides ongoing management or consulting services for an initial, renewable or extended period of twelve months or more, and (iii) any individual who provides ongoing management or consulting services indirectly through a corporation, partnership or other entity covered under the preceding clause (ii).

  The exercise price for options to be issued under the Plan will be set by the Board and expressed in a written option agreement between the Company and the grantee. Under the Plan, the exercise price will not be less than the market price of the common shares at the time the option is granted. For this purpose, “market price means the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the grant of the options, but if at least 75% of each of the trading volume and trading value of the common shares for the six months preceding the grant of the options is on a stock exchange other than the TSX, the “market price is the price per common share acceptable under the requirements of that stock exchange. If the common shares are not listed on any stock exchange, the exercise price will be the price per common share on the over-the-counter market determined by dividing the aggregate sale price of the common shares by the total number of such shares so sold on the last day prior to the date the options are granted.

  Appropriate adjustments in the number and exercise price of options are made in the event of a share reorganization, special distribution or corporate reorganization that affects the share capital of the Company.

  Stock options will have a term set by the Board, which will not exceed ten years from the date of grant.

  Upon the death or disability of an optionee, or retirement of an optionee, options that have then vested will be exercisable until the earlier of (i) 365 days after death, disability or retirement and (ii) the original expiry date of the options. In the case of retirement at the request of his or her employer, voluntary resignation or termination without cause, options that have then vested will be exercisable until the earliest of (i) six months after such retirement, resignation or termination without cause, (ii) six months after the date of delivery of notice of such retirement, resignation or termination, and (iii) the original expiry date of the options; provided that the Board has the discretion to increase the six month exercise period by up to a further six months or the original expiry date, whichever occurs first. In these two instances, unvested options are cancelled immediately. In the case of termination for cause, all options held by an optionee, whether vested or not, are cancelled on the date of such termination.

  The expiry date of options, including any revised expiry date as described in the paragraph above, are subject to extension for any blackout period, such that any option expiring during a blackout period will be extended for a period of 10 business days following the end of such blackout period.

  Options are assignable to certain permitted assigns of an option holder, being (i) a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder; (ii) a corporation or other entity that is controlled by the option holder, and (iii) a registered retirement savings plan or a registered retirement income fund of the option holder Such a permitted assign or an option holder’s legal personal representatives may exercise and otherwise deal with options in certain circumstances described in the Plan.

  The vesting terms of stock options, if any, including whether vesting will be in instalments, will be determined by the Board.

  All options will become vested in the event of a take-over bid, to enable option holders to exercise their options and tender the common shares issuable on such exercise to the take-over bid. If the take over bid is not completed or if the common shares are not taken up and paid for by the offeror, then the Company will refund the exercise price for the common shares and such shares will be returned to the Company and the exercised options will be reinstated as if they had not been exercised, with the original vesting provisions. The Board will also have the power to accelerate the expiry date of options in the event of a take-over bid, so that all outstanding options will either be exercised or will expire prior to the date on which common shares must be tendered pursuant to the take-over bid.

  All options become vested upon a change of control of the Company.

  If the Plan is terminated, the provisions thereof and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such amendments to the Plan or the options as they would have been entitled to make if the Plan were still in effect.

  The Board may from time to time, in its absolute discretion and without shareholder approval, make the following amendments to the Plan or any option granted thereunder:

    amend the date upon which an option may expire, unless the amendment extends the expiry date of an option held by an Insider (as such term is defined in the Plan);

    amend the vesting provisions of the Plan and any option agreement pursuant to the Plan;

    provide for a cashless exercise feature to the Plan or an option granted thereunder;

    amend the Plan or an option granted thereunder as necessary to comply with applicable law or the requirements of the TSX or any other regulatory body having authority over the Company, the Plan or the shareholders;

    any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the

    Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan;

    any amendment respecting the administration of the Plan; and

    any other amendment that does not require shareholder approval as described below.

  Shareholder approval is required for the following amendments to the Plan:

    any the increase in maximum number of common shares that may be issuable pursuant to options granted under the Plan;

    any reduction in the option price or extension of the expiry date of an option held by an insider;

    any change that would materially modify the eligibility requirements for participation in the Plan;

  The Plan also provides for the granting of share appreciation rights (“SARs”). SARs would permit a holder to receive, at no cost, common shares which, when multiplied by the market value on the day immediately prior to the date of the exercise of the SARs, have a total value equal to the product of the number of common shares subject to the SARs times the difference between the fair market value on the day immediately prior to the exercise of the SARs and the exercise price. The Board has not activated this part of the Plan and no SARs have been granted.

On March 1, 2011, the Board approved certain amendments to the Plan to reflect the new tax withholding requirements under the Income Tax Act (Canada). Pursuant to the amendments in connection with the exercise of an option by optionee from time to time, as a condition to such exercise (i) the Company shall require such optionee to pay to the Company an amount as necessary so as to ensure that the Company is in compliance with the applicable provisions of any federal, provincial or local law relating to the withholding of tax or such other required deductions (the “Applicable Withholding and Deductions”) relating to the exercise of such options; or (ii) in the event of that an optionee does not pay the amounts specified in (i), the Company shall be permitted to engage a broker or other agent, at the risk and expense of the optionee, to sell an amount of underlying common shares issuable on the exercise of such option and to apply the cash received on the sale of such underlying common shares as necessary so as to ensure that the Company is in compliance with the Applicable Withholdings and Deductions relating to the exercise of such options. In addition, the Company shall be entitled to withhold from any amount payable to an optionee either under this Plan or otherwise, such amount as may be necessary so as to ensure that the Company is in compliance with Applicable Withholdings and Deductions relating to the exercise of such options. Such amendment is permitted to be made by the Board without shareholder approval as they are required to ensure that the Plan complies with the applicable regulatory requirements and are of a “housekeeping nature”.

AUDIT COMMITTEE

(1)	Audit Committee Charter

A copy of the Company’s Audit Committee Charter (“Audit Committee Charter”) is attached to this Information Circular as Schedule “A”.

(2)	Composition of the Audit Committee

The Audit Committee has three members, all of whom are independent and financially literate.

(3)	Relevant Education and Experience

An outline of each member’s relevant education and experience follows:

Robert Brennan
Mr. Brennan, a director of the Company and Chairman of the audit committee has been an investment advisor since 1987 and Senior Vice President of CB Richard Ellis since 1987 and prior thereto was a CPA with Peat Marwick Mitchell, a predecessor firm of KPMG.

Derek Bartlett
Mr. Bartlett, a director of the Company, holds a Bachelor of Science degree from the University of New Brunswick. Mr. Bartlett has been involved in various capacities with junior mining companies. Mr. Bartlett was a director of Kingsman Resources Inc. from 1995 until 2009, Saville Resources Ltd. since 1994 as well as several other mineral exploration companies.

Robert Sibthorpe
Mr. Sibthorpe, a director of the Company, holds a B.Sc. in geology and an M.B.A. from the University of Toronto. Mr. Sibthorpe has worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996. Mr. Sibthorpe was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation (now Canaccord Genuity Corp.) as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant. Mr. Sibthorpe was a director of Rare Earth Metals Corp. from 2002 until 2004, Madison Minerals Inc. since 1996 as well as several other mineral exploration companies.

(4)	Reliance of Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied upon the following exemptions:2.4 (De Minimus Non-Audit Services); 3.2 (Initial Public Offerings); 3.4 (Events outside Control of Member); 3.5 (Death Disability or Resignation of Audit Committee Member); 3.3(2) (Controlled Companies); 3.6 (Temporary Exemption for Limited and Exceptional Circumstances); 3.8 (Acquisition of Financial Literacy); or an exemption from National Instrument 52-110 Audit Committees (“NI 52-110”), in whole or in part, granted under Part 8 Exemptions.

(5)	Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there were no recommendations of the Audit Committee to nominate or compensate an external auditor that were not adopted by the Board.

(6)	Pre-Approval Policies and Procedures

The Audit Committee deals with the pre-approval of certain audit-related services as set out under the heading “Relationship with External Auditor” in the Company’s Audit Committee Charter which is attached as Schedule “A” to this Information Circular.

(7)	External Auditor Fees

The following table sets forth the aggregate fees billed to the Company in each of the fiscal years ended February 28, 2013 and February 29, 2012 by its external auditor, Davidson & Company:

	Year Ended	Year Ended
	February 28, 2013	February 29, 2012
Audit Fees	$167,000	$150,000
Audit-Related Fees(1)	$20,000	$20,000
Tax Fees(2)	nil	$9,400
All Other Fees	nil	nil
Total	$187,000	$179,400
(1)

Fees billed for assurance and related services reasonably related to the performance of the audit or reviews of the Company’s financial statements not reported under “Audit Fees”. For the years set out above, these fees related to financial statement review engagements carried out in association with prospectus offerings.

(2)	Fees billed for tax services, tax compliance, tax advice and tax planning, principally for preparation of annual returns.

CORPORATE GOVERNANCE

The Company has adopted a corporate governance manual (the “Manual”). The Manual sets out the operating guidelines for the Board, guidelines for individual directors, the mandates of the Company’s committees, the terms of reference for the chair of the Board (the “Chair”) and the chairs of the Company’s committees, the Company’s code of business conduct and ethics and the Company’s disclosure policy. A copy of the Manual is available under the Company’s profile on SEDAR at www.sedar.com.

Board of Directors
Independence

The definition of independence used by the Company is that used by the Canadian Securities Administrators, which is set out in section 1.4 of NI 52-110. A director is independent if he has no direct or indirect material relationship to the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment. Certain types of relationships are by their very nature considered to be material relationships and are specified in section 1.4 of NI 52-110.

The Board of Directors presently has seven (7) directors, three (3) of whom are independent. Derek Bartlett, Robert Brennan and Robert A. Sibthorpe are considered to be independent directors. Chet Idziszek, Nell M. Dragovan, James G. Stewart and Douglas Turnbull are not considered to be independent as they are deemed to have a material relationship with the Company, by virtue of Mr. Idziszek being the President and Chief Executive Officer of the Company, Ms. Dragovan being a salaried executive of the Company and a member of Mr. Idziszek’s immediate family, Mr. Stewart being the Secretary of the Company and Mr. Turnbull as he receives consulting fees for the provision of geological services.

The Board believes that the principal objective of the Company is to generate economic returns with the goal of maximizing shareholder value, and that this is to be accomplished by the Board through its stewardship of the Company. In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues. Directors are involved in the supervision of management.

The Chairman, Mr. Idziszek, is not independent. In accordance with the Manual and in order to facilitate the exercise independent judgment by the Board, the independent members of the Board have elected from among themselves a lead director (the “Lead Director”), Mr. Bartlett, who will chair regular meetings of the independent directors and carry out such other duties as the independent directors may from time to time determine.

The Manual further provides that after each meeting of the Board the independent members of the Board will meet without the non-independent directors and management. In accordance with the Manual, the Board will meet a minimum of four times per year, at least once every quarter, and may call special meetings as required.

During the most recently completed financial year, the Board of Directors did not meet as a whole, however all decisions were reached after management canvassed Board members individually. During the past financial year, the Board conducted all its business by written resolution. Certain of the independent directors met four times without the non-independent members of the Board in attendance.

Other Directorships

The directors of the Company are also directors of the following other reporting issuers:

Current Director / Nominee	Other Directorships of other Reporting Issuers
Derek Bartlett	Lund Gold Ltd. Newport Gold Inc. Saville Resources Ltd. Waseco Resources Inc.
Nell M. Dragovan	Madison Minerals Inc.
Chet Idziszek	Lund Gold Ltd. Madison Minerals Inc.
Robert A. Sibthorpe	Madison Minerals Inc. Midnight Sun Mining Corp. TTM Resources Inc.
James G. Stewart	Bayswater Uranium Corporation Kingsman Resources Ltd. Lund Gold Ltd. Madison Minerals Inc. Paget Minerals Corp. Salmon River Resources Ltd.
Douglas Turnbull	Comstock Metals Ltd. Grizzly Discoveries Inc. La Ronge Gold Corp.

Board Mandate

A copy of the operating guidelines for the board of directors (the “Operating Guidelines”) is attached to this Information Circular as Schedule “B”.

Position Descriptions

The Manual sets out positions descriptions for the Chair and for the chair of each committee of the Board, as well as a position description for the CEO of the Company.

Orientation and Continuing Education

The Operating Guidelines include a description of the measures taken by the Board to orient new directors and provide continuing education for its directors regarding the nature and operation of the Company’s business. See “New Director Orientation” and “Continuing Education” in the Operating Guidelines attached to this Information Circular as Schedule “B”.

Ethical Business Conduct

The Manual contains a Code of Business Conduct and Ethics (the “Code”) which is intended to document the principles of conduct and ethics to be followed by the Company’s directors, officers and employees. The purpose of the Code is to:

  Promote integrity and deter wrongdoing;

  Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

  Promote avoidance of absence of conflicts of interest;

  Promote full, fair, accurate, timely and understandable disclosure in public communications made by the Company;

  Promote compliance with applicable governmental laws, rules and regulations;

  Promote and provide a mechanism for the prompt, internal reporting of departures from the Code;

  Promote accountability for adherence to the Code;

  Provide guidance to the Company’s directors, officers and employees to help them recognize and deal with ethical issues; and

  To help foster a culture of integrity, honesty and accountability throughout the Company.

In the Board’s regular meetings, the Board considers the Company’s operations and business activities in light of the Code. The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. The Board does not monitor compliance with the Code, but satisfies itself regarding compliance with the Code by periodic discussions with senior management.

A copy of the Code may be obtained by any shareholder (without charge) by contacting the Chief Financial Officer of the Company by mail, at Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C., V6E 2E9, by e-mail, at Ibrown@mine-tech.com, or by telephone at (604) 331-8772. A copy of the Code is also included in the Manual, which is available under the Company’s profile on SEDAR at www.sedar.com.

There have been no material change reports filed since the beginning of the Company’s most recently completed financial year end that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

Those that are subject to the Code are required to disclose and conflict or potential conflict of interest. All directors and officers of the Company are required to disclose any material transaction or relationship that could reasonably be expected to give risk to a conflict of interest to the Board and will otherwise follow the procedures and remedies as set out in the Business Corporations Act (British Columbia).

The Board assembled the Code to encourage compliance with the Code and with the Company’s governance policies.

In February 2013 the Company established a “whistle-blower policy” as set out on the Company’s website www.oromin.com under the section Corporate / Whistleblower Policy. This policy allows employees throughout the organization to report any unethical or illegal activity without fear of reprisal from their fellow employees, supervisor or other Company officials. Illegal activities include but are not limited to fraud, theft, accounting irregularities and bribery.

Nomination of Directors

During the financial year ended February 28, 2010, the Company appointed a committee (the “Nominating Committee”) to assist the Board in fulfilling its responsibilities with respect to the identification and evaluation of qualified candidates and recommending such candidates for nomination to the Board and its various committees. The mandate of the Nominating Committee provides that the committee will be comprised of a minimum of one director, who will be independent.

The sole member of the Nominating Committee is Derek Bartlett, who is an independent director.

The Nominating Committee has the following responsibilities and powers:

1.	to set the criteria for selecting new directors;

2.

to identify, assess and make recommendations to the Board as to qualified candidates for nomination for election to the Board, and Board committees, with a view to the independence and expertise required for effective governance and satisfaction of applicable regulatory requirements, including consideration of nominees recommended by shareholders;

3.

in making its recommendations to the Board, to consider the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess, the competencies and skills that the Board considers each existing director to possess, the competencies and skills each new nominee will bring to the Board and the ability of each new nominee to devote sufficient time and resources to his or her duties as a director;

4.	to review and report to the Board on matters relating to the nomination of directors, and in so doing, to do the following:

(e)	develop criteria for selection of directors and procedures to identify possible nominees,

(f)	review and assess qualifications of Board nominees,

(g)

submit to the Board for consideration and decision names of the nominees to be brought forward to the next annual general meeting of shareholders or to be appointed to fill vacancies in between annual general meetings,

(h)	through the chair of the Nominating Committee, approach nominees,

(i)	consider and recommend to the Board appropriate retirement ages of directors, and

(j)	determine if any director’s qualifications or credentials since his or her appointment have changed or other circumstances arisen so as to warrant a recommendation that such director resign;

5.	to make recommendations to the Board as to which directors should be classified as independent and which should be classified as non-independent;

6.

to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

7.	to develop and recommend to the Board for approval, and periodically review, structures and procedures designed to ensure that the Board can function independently of management;

8.	to conduct periodic reviews of the Company’s corporate governance policies and make policy recommendations aimed at enhancing Board and committee effectiveness;

9.	to consider and, from time to time, make recommendations to the full Board as to the appropriate size of the Board, with a view to facilitating effective decision making;

10.	to develop for approval by the Board and periodically review orientation and education programs for new directors;

11.

to develop for approval by the Board procedures for reviewing and assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of each individual director, and then carry out such reviews and assessments on an annual basis;

12.	to perform any other activities consistent with the mandate of the Nominating Committee, as the Nominating Committee or the Board deems necessary or appropriate;

13.	to review and assess its effectiveness, contribution and the mandate of the Nominating Committee annually and recommend any proposed changes thereto to the Board; and

14.	the Nominating Committee will have the authority to delegate any specific tasks to individual Nominating Committee Members.

The Nominating Committee will meet at lease once per year and may call special meetings as required.

Compensation

See “Executive Compensation - Compensation Discussion and Analysis - Determination of the Amount of Each Element of the Executive Compensation Program”, above, for a disclosure in relation to the process by which the Board determines compensation for the Company’s directors and officers and the independence of the Corporate Governance and Compensation Committee.

Derek Bartlett and Robert Sibthorpe are members of the Corporate Governance and Compensation Committee and both are independent directors.

The Corporate Governance and Compensation Committee will review management prepared policies and make recommendations to the Board regarding the following matters:

1.

the development of appropriate corporate governance guidelines, including the development of a set of corporate governance principles and guidelines that is specifically applicable to the Company and the annual review of such recommendations with any applicable policy recommendations aimed at enhancing Board and committee effectiveness;

2.	compensation, philosophy, policies and guidelines for senior officers, as well as supervisory and management personnel of the Company and any subsidiary companies;

3.	corporate benefits for senior management;

4.	incentive plans, along with global payment information as it applies to senior management bonus and discretionary bonus plans;

5.	review and approval of corporate goals and objectives relevant to CEO compensation;

6.	evaluation of the performance of the CEO in light of corporate goals and objectives and making recommendations to the Board with respect to compensation levels based on such evaluations;

7.	making recommendations to the Board with respect to non-CEO officer and director compensation, incentive compensation plans and equity based plans;

8.	policies regarding the Company’s incentive stock option plan and the granting of stock options to directors, management and employees of the Company;

9.

compensation levels for directors and committee members, including the compensation of the chair of the Board and the chair of any Board committees, to ensure compensation realistically reflects the responsibilities and risk involved in being an effective director. Compensation should be commensurate with the time spent by directors in meeting their obligations and should be transparent and easy for shareholders to understand;

10.	succession plan for the CEO and other executives and key employees of the Company, in conjunction with the CEO;

11.	any material changes in human resources policy, procedure, remuneration and benefits;

12.	review of executive compensation disclosure in all public disclosure documents before the Company publicly discloses such information;

13.	the Corporate Governance and Compensation Committee will review and assess its effectiveness, contribution and this Mandate annually and recommend any proposed changes thereto to the Board;

14.	perform any other activities consistent with this Mandate, as the Corporate Governance and Compensation Committee or the Board deems necessary or appropriate; and

15.	the Corporate Governance and Compensation Committee will have the authority to delegate any specific tasks to individual Corporate Governance and Compensation Committee members.

Other Board Committees

The Board has not established any committees other than the Audit Committee, the Corporate Governance and Compensation Committee and the Nominating Committee.

Assessments

The Nominating Committee is responsible for developing, for approval by the Board, procedures for reviewing and assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of each individual director. The Nominating Committee will carry out such reviews and assessments on an annual basis.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company or any subsidiary thereof, has more than “routine indebtedness” to the Company or any subsidiary thereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

APPOINTMENT OF AUDITOR

The management of the Company intends to nominate Davidson & Company LLP of Vancouver, British Columbia for appointment as auditors of the Company. Forms of proxy given pursuant to the solicitation of the management of the Company, will, on any poll, be voted as directed and, if there is no direction, be voted for the appointment of Davidson & Company LLP of Vancouver, British Columbia at a remuneration to be fixed by the directors. Davidson & Company were first appointed auditors of the Company on February 27, 2003.

MANAGEMENT CONTRACTS

The management functions of the Company and its subsidiaries are not performed by any other than by directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Confirmation and Approval of Advance Notice Policy

Background

On June 11, 2013, the Board adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect, a copy of which is attached to this Information Circular as Schedule “C”. In order for the Advance Notice Policy to remain in effect following termination of the Meeting, the Advance Notice Policy must be ratified, confirmed and approved at the Meeting, as set forth more fully below.

Purpose of the Advance Notice Policy

The Board is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Terms of the Advance Notice Policy

The following information is intended as a brief description of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy, a copy of which is attached as Schedule “C”. The terms of the Advance Notice Policy are summarized below.

The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a "proposal" made in accordance with Part 5, Division 7 of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a requisition of the shareholders made in accordance with section 167 of the Act.

Among other things, the Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the corporate secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the corporate secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Confirmation and Approval of Advance Notice Policy by Shareholders

If the Advance Notice Policy is approved at the Meeting, the Advance Notice Policy will continue to be effective and in full force and effect in accordance with its terms and conditions beyond the termination of the Meeting. Thereafter, the Advance Notice Policy will be subject to an annual review by the Board, and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

If the Advance Notice Policy is not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting.

At the Meeting, the shareholders will be asked to consider and, if thought fit, to pass with or without amendment, the following ordinary resolution (the “Advance Notice Policy Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the shareholders of the Company, that:

1.	the Company’s Advance Notice Policy (the “Advance Notice Policy”) as set forth in the Information Circular dated June 12, 2013, be and is hereby ratified, confirmed and approved;

2.

the board of directors of the Company be authorized in its absolute discretion to administer the Advance Notice Policy and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, so as to meet industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.

any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.

The Board recommends a vote “FOR” the approval of the Advance Notice Policy Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the Advance Notice Policy Resolution.

OTHER MATTERS

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

ADDITIONAL INFORMATION

Additional information on the Company is available on the internet on SEDAR at www.sedar.com. Financial information is provided in the Company’s financial statements and management discussion and analysis which are available on SEDAR. The audited financial statements for the year ending February 28, 2013, together with the auditor’s report will be presented at the Meeting. You may request copies of the Company’s financial statements and management discussion and analysis by completing the request card included with this Information Circular, in accordance to the instructions therein.

DATED June 12, 2013.

BY THE BOARD OF DIRECTORS OF
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek
President and Chief Executive Officer

SCHEDULE A

AUDIT COMMITTEE CHARTER

General

Primary responsibility for the financial reporting obligations, information systems, financial information disclosure, risk management and internal controls of Oromin Explorations Ltd. (the “Company”) is vested in management and overseen by the board of directors of the Company (the “Board”).

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company’s financial statements and the independence and performance of the Company’s external auditor, acting as a liaison between the Board and the Company’s auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls that management and the Board have established.

Composition and Process

1.

The Audit Committee will be comprised of a minimum of three directors. All of the members of the Audit Committee will be independent, as that term is defined in National Instrument 52-110 Audit Committees (“NI52-110”), unless otherwise exempted by NI52-110.

2.	Audit Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.

3.

All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

4.

The chair of the Audit Committee (the “Audit Committee Chair”) will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms. The Audit Committee Chair will arrange for an alternate chair if he or she is planning to be absent.

5.

The Audit Committee Chair will, in consultation with management, the external auditor and internal auditor (if any), establish the agenda for Audit Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting. The external auditor will also receive notice of all meetings of the Audit Committee. The external auditor will be entitled to attend and speak at each meeting of the Audit Committee concerning the Company’s annual audited financial statements, and any other meeting at which the Audit Committee feels it is necessary or appropriate. The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

6.

The Audit Committee will meet a minimum of four times per year, at least once per quarter, and may call special meetings as required. A quorum at meetings of the Audit Committee will be a majority of its members if comprised of an odd number of members and one half of its members if comprised of an even number of members. The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference call.

7.

At all meetings of the Audit Committee every question will be decided by a majority of the votes cast. In case of an equality of votes, the Audit Committee Chair will not be entitled to a casting vote.

8.

The minutes of Audit Committee meetings will accurately record the decisions reached and will be distributed to Audit Committee members with copies to the Board, the CEO, the chief financial officer (the “CFO”) and the external auditor.

9.	The CEO, CFO, any other director or any other person may attend and participate in meetings of the Audit Committee, if invited.

Authority

1.	The Audit Committee will have unrestricted access to the Company’s personnel and documents and will be provided with the resources necessary to carry out it responsibilities.

2.	The Audit Committee will have direct communication channels with the external auditor and internal auditor (if any).

3.

The Audit Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, chair of the Board or CEO. The Audit Committee will have the authority to set and pay the compensation for any such counsel, advisors or consultants and the Audit Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.

4.	The Audit Committee will enquire about potential claims, assessments and other contingent liabilities.

5.	The Audit Committee will periodically review with management depreciation and amortization policies, loss provisions and other accounting policies for appropriateness and consistency.

6.

The Audit Committee will, through the Audit Committee Chair, report to the Board following each meeting on the major discussions and decisions made by the Audit Committee, and will report annually to the Board on the Audit Committee’s responsibilities and how it has discharged them.

Relationship with External Auditor

1.

The Audit Committee will establish effective communication processes with management and the external auditor so it can objectively monitor the quality and effectiveness of the external auditor’s relationship with the Audit Committee and management.

2.

The Audit Committee will review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and, if necessary, obtain a formal written statement from the external auditor setting forth all relationships between the external auditor and the Company.

3.	The Audit Committee will take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

4.	The Company’s external auditor must report directly to the Audit Committee.

5.	The Audit Committee must recommend to the Board:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and
(b)	the compensation of the external auditor.

6.

Unless otherwise permitted by NI52-110, the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, together with estimated fees, and consider the impact, if any, on the independence of the external auditor. The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, but no such delegation may be made to management of the Company The pre-approval of non-audit services by any independent member of the Audit Committee to whom such authority has been granted must be presented to the Audit Committee at its first scheduled meeting following such pre-approval. Non-audit services will include, without limitation, the following:

(a)	bookkeeping or other services related to the Company’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinions or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services; and

(j)	expert services unrelated to the audit, including tax planning and consulting.

7.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8.	The Audit Committee will implement structures and procedures as it deems necessary to ensure that it meets with the external auditor on a regular basis independent of management.

Relationship with Internal Auditor

1.	The Audit Committee will review:

(a)	the internal auditor’s mandate or terms of reference;

(b)	the plan and budget for preparation of the internal audit, including financial and operational activities; and

(c)	material reports issued by the internal auditor and management’s response to those reports.

2.

The Audit Committee will approve the reporting relationship of the internal auditor to ensure appropriate segregation of duties is maintained and the internal auditor has direct access to the Audit Committee.

3.	The Audit Committee will ensure the internal auditor’s involvement with financial reporting is coordinated with the activities of the external auditor.

4.	If no internal audit function exists, the Audit Committee will regularly review the need for such a function.

Accounting Systems, Internal Controls and Procedures

1.

The Audit Committee will obtain reasonable assurance from discussions with and/or reports from management and reports from the external auditor that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Company, its subsidiaries and affiliates. The Audit Committee will review and consider any recommendations made by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditor have been implemented.

2.

The Audit Committee will ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and will periodically assess the adequacy of those procedures.

3.

The Audit Committee will review and discuss with management and the external auditor the clarity and completeness of the Company’s financial and non-financial disclosures made pursuant to applicable continuous disclosure requirements.

4.

The Audit Committee will review and discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

5.

The Audit Committee will review and discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

6.	The Audit Committee will review with the external auditor the quality of the Company’s generally accepted accounting principles and direct the external auditor’s examinations to particular areas.

7.

The Audit Committee will discuss with management and the external auditor the Company’s underlying accounting policies and key estimates and judgments to ensure they are considered to be the most appropriate in the circumstances, within the range of acceptable options and alternatives.

8.

The Audit Committee will review the procedures of the internal and external auditors to ensure the combined evaluating and testing of the Company’s controls are comprehensive, well co-ordinated, cost effective and appropriate to relevant risks and business activities.

9.

The Audit Committee will review all control weaknesses and deviations identified by management, the internal auditor or the external auditor together with management’s response, and review with the external auditor their opinion of the qualifications and performance of the key financial and accounting executives.

10.

The Audit Committee will review and discuss with management and the external auditor any proposed changes in major accounting policies and their financial impact, and will from time to time benchmark the Company’s accounting policies to those followed in its industry.

11.

The Audit Committee will review and discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, which will include without limitation a review of:

(a)	the appetite for financial risk as set forth by management and the Board;

(b)	the Company’s policies for the management of significant financial risk;

(c)	management’s assessment of the significant financial risks facing the Company; and

(d)	management’s plans, processes and programs to manage and control financial risk.

12.

The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

13.	The Audit Committee will review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

14.	The Audit Committee will review the Company’s insurance policies, including directors’ and officers’ coverage, and make recommendations to the Board.

15.

The Audit Committee will establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under National Instrument 52-108 Auditor Oversight.

Financial Disclosure Responsibilities

1.

The Audit Committee will review and make recommendations on, prior to presentation to the Board for approval and the Company’s dissemination to the public, all material financial information required to be disclosed by securities regulations. In fulfilling this responsibility, the Audit Committee will, without limitation, review:

(a)

the Company’s annual and quarterly financial statements (including those of any subsidiaries and affiliates of the Company), management discussion and analysis and news releases disclosing financial results and any prospectus, annual information form, offering memorandum or other disclosure documents containing financial information extracted or derived from its financial statements;

(b)

any disclosure by the Company, in advance of its public release, relating to financial outlooks and future-oriented financial information and news releases containing financial information based on the Company’s financial statements prior to the release of such statements;

(c)

the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures; and

(d)

disclosures made to the Audit Committee by the Company’s CEO and CFO during their certification process of the Company’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Other Responsibilities

1.

Review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements.

2.	Investigate fraud, illegal acts or conflicts of interest.

3.

Discuss selected issues with legal counsel, the external auditor or management, or conduct special reviews or other assignments from time to time as requested by the Board, or by management with the Board’s approval.

4.	Review loans made by the Company to its directors, officers, employees and consultants.

5.	The Audit Committee will review and assess its effectiveness, contribution and this Mandate annually and recommend any proposed changes thereto to the Board.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

1.

The Audit Committee will inform all employees, at least annually, of the complaints officer (the “Complaints Officer”) designated from time to time by the Audit Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2.

The Complaints Officer will keep any complaints or submissions received and the identity of employees making complaints or submissions confidential and only communicate same to the Audit Committee or the Audit Committee Chair.

3.

The Complaints Officer will report to the Audit Committee as frequently as he or she deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Audit Committee called to approve interim and annual financial statements of the Company.

4.	Upon receipt of a report from the Complaints Officer, the Audit Committee will discuss the report and take such steps as the Audit Committee may deem appropriate.

5.	The Complaints Officer will retain a record of a complaint or submission received for a period of six years following the resolution of the complaint or submission.

SCHEDULE B

OPERATING GUIDELINES FOR THE BOARD OF DIRECTORS

General

The board of directors (the “Board”) acknowledges responsibility for the stewardship of Oromin Explorations Ltd. (the “Company”). The Board believes that the principal objective of the Company is to generate economic returns with the goal of maximizing shareholder value. This is to be accomplished by the Board through its stewardship of the Company. In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues.

The Board believes that good corporate governance practices provide an important framework for a timely response by the Board to situations that may directly affect shareholder value. The Board is committed to practicing good corporate governance and has adopted these guidelines to help it practice good corporate governance.

These guidelines, as set out below, define the role of the Board and outline how the Board will operate to carry out its duties of stewardship and accountability.

The Board-Management Relationship

While the Board is called upon to “manage” the business of the Company by law, this is generally carried out by proxy through the Company’s chief executive officer (the “CEO”), who is appointed by the Board and charged with the day-to-day leadership and management of the Company. The Board will satisfy itself, to the extent feasible, as to the integrity of the CEO and other “executive officers”1 of the Company and that they are creating a culture of integrity throughout the Company.

The CEO’s prime responsibility is to lead the Company. The CEO formulates corporate policies and proposed actions and presents them to the Board for approval. The Board approves the goals of the business, the objectives and policies within which it is managed, and then steps back and evaluates management’s performance. Reciprocally, the CEO keeps the Board fully informed of the Company’s progress towards the achievement of its goals and of all material deviations from the goals or objectives and policies established by the Board, in a timely and candid manner.

Once the Board has approved the Company’s goals, objectives and policies it acts in a unified and cohesive manner in supporting and guiding the CEO, subject to its duty to act in the best interests of the Company.

Board Independence

The Board must have the capacity, independently of management, to fulfill its responsibilities. Independence is based upon the absence of relationships and interests that could compromise the ability of a director to exercise judgment with a view to the best interests of the Company. The Board must be able to make an objective assessment of management and assess the merits of management initiatives. Therefore, the Company is committed to the following practices:

1.	the recruitment of strong, “independent”2 directors;

1An “executive officer” is an individual who is (a) a chair, vice-chair or president; (b) a vice-president in charge of a principal business unit, division or function including sales, finance or production; or (c) performing a policy-making function in respect of the Company.

2National Instrument 52-110 Audit Committees defines “independence” as having no direct or indirect material relationship with the issuer, and a “material relationship” as a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Specific individuals considered to have a material relationship with an issuer include:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)

an individual who (i) is a partner of a firm that is the issuer’s internal or external auditor, (ii) is an employee of that firm, or (iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(d)

an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual (i) is a partner of a firm that is the issuer’s internal or external auditor, (ii) is an employee of that firm and participates in its

2.	a majority of the directors being independent;

3.

delegation of the lead role in the director selection/evaluation process to the Nominating Committee and the lead role in the CEO evaluation process to the Corporate Governance and Compensation Committee;

4.	all committees of the Board being constituted with a majority of independent directors, and solely with independent directors if possible; and

5.	the Board should appoint its chair (the “Chair of the Board”) from among its independent members.

In the event that the Chair of the Board is also a member of management of the Company, the Board will also elect a “Lead Director” from among the independent directors. Either an independent Chair of the Board or an independent Lead Director will act as the effective leader of the board and ensure that the Board’s agenda will enable it to successfully carry out its duties.

Corporate Strategy

Management is responsible for the development of an overall corporate strategy to be presented to the Board. The Board’s role is to ensure that there is a strategic planning process that takes into account the opportunities and risks of the business of the Company, and then review, question, validate, and ultimately approve the strategy and monitor its implementation. This will entail the Board’s reviewing with management the mission of the business in conjunction with management’s objectives and goals and the strategy by which it proposes to reach those goals, and will include the Board:

1.	participating with management in the development of, and ultimately approving, the Company’s strategic plan on an annual basis;

2.	approving the annual business plans that enable the Company to realize its objectives;

3.	approving the annual capital and operating budgets which support the Company’s ability to meet its strategic objectives;

4.	approving the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

5.	approving material divestitures and acquisitions; and

6.	monitoring the Company’s progress towards its goals, and revising and altering its direction through management in light of changing circumstances.

Risk Management

The Board is responsible for identifying, with management, the principal risks of the Company’s business and reviewing, approving and monitoring the implementation of appropriate systems to manage those risks. This will include an assessment and evaluation of information provided by management and others (for example, internal and external auditors) about the effectiveness of management control systems, an understanding of principal risks, the impact of risks on the Company’s strategic plan and a determination of whether the Company is achieving a proper balance between risk and returns.

audit, assurance or tax compliance (but not tax planning) practice, or (iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee;

(d)

an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years;

(e)

an individual who accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(f)	an individual who is an affiliated entity of the issuer or any of its subsidiary entities.

Reference should be made to National Instrument 52-110 for the other circumstances in which an individual will be considered to have a material relationship with an issuer.

Succession Planning

The Board considers succession planning and management development to be an ongoing process, including annual reports to the Board by the CEO. The CEO’s views as to a successor in the event of unexpected incapacity should be discussed regularly with the Corporate Governance and Compensation Committee, which will lead the development of a succession plan for the Company, including plans for the appointment, training and monitoring of senior management.

Communications

As it is critical that the Company maintain effective communications with other parties, particularly shareholders, regulatory authorities and the public, the Company has implemented the Disclosure Policy. The Board generally feels that it is the function of management to speak for the Company in its communications with other parties, but the Board acknowledges that it is responsible for oversight of the Company’s communications and maintenance of effective communication and for monitoring compliance with the Disclosure Policy. In this regard its responsibilities will include:

1.	ensuring the Company has in place effective, productive and appropriate communication processes, particularly with shareholders, regulatory authorities and the public;

2.	ensuring that the financial performance of the Company is adequately reported to shareholders and regulatory authorities on a timely and regular basis;

3.	ensuring the timely reporting of any developments that have a significant and material impact on the Company, the value of its securities or its financial position;

4.	reporting annually to shareholders on the Board’s stewardship for the preceding year (generally, via the Company’s Annual Report);

5.	ensuring the Company has in place systems that accommodate feedback from shareholders, including a process which enables shareholders to directly contact an independent director; and

6.

reviewing and approving the content of the Company’s major communications to shareholders and the investing public, including the Annual Report, the Management Information Circular, the Annual Information Form and any prospectuses that may be issued.

Financial and Corporate Issues

The Board is responsible for overseeing and resolving financial and corporate issues as they arise. This will include

1.	directing management to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

2.	approving and monitoring compliance with all significant policies and procedures by which the Company is operated;

3.	directing management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

4.	reviewing significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment);

5.	overseeing the implementation and ongoing quality and integrity of the Company’s accounting and financial reporting systems, management information systems and internal controls;

6.	reviewing operational and financial performance;

7.	approving annual and quarterly financial statements and management’s discussion and analysis and approving their release by management;

8.	approving material agreements and other documents;

9.	declaring dividends;

10.	approving financings, including the issue and repurchase of shares, issue of debt securities, listing of shares and other securities;

11.	recommending changes to the Company’s authorized share capital;

12.	recommending to shareholders the appointment of external auditors and approving auditors’ fees; and

13.	approving the commencement or settlement of litigation that may have a material impact on the Company.

Evaluation of the Chief Executive Officer

Annual assessment of the CEO’s performance and compensation will generally be delegated to the Corporate Governance and Compensation Committee.

Board Size and Composition

The Board is committed to reviewing its size regularly and will seek to maintain the number of directors which is appropriate for the size of the Company and sufficient to provide an appropriate mix of backgrounds and skills for the stewardship of the Company. In general, the Board believes smaller boards are more cohesive and work more effectively than larger Boards.

A majority of the directors comprising the Board should be independent directors. In the Board’s view, there is no implication that a non-independent director makes less of a contribution to the Company than an independent director or that a non-independent director cannot or does not act independently or in the best interests of the Company. However, any director who is an independent director and whose circumstances change such that he or she might be considered to be a non-independent director must promptly advise the Board of the change in circumstances. The determination of which directors are non-independent and independent will be delegated to the Nominating Committee.

At all meetings of the Board every question will be decided by a majority of the votes cast. In case of an equality of votes, the Chair of the Board will not be entitled to a casting vote.

Criteria for Board Membership

The Nominating Committee will annually review the general and specific criteria applicable to candidates to be considered for nomination to the Board. The objective of this review will be to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide the long term strategy and ongoing business operations of the Company. This review will take into account the desirability of maintaining a reasonable diversity of background skills and experience and personal characteristics among the directors, along with the key common characteristics required for effective Board participation.

Selection of New Directors

The Board, with the assistance of the Nominating Committee, is responsible for identifying suitable candidates to be recommended for election to the Board by the shareholders.

The Nominating Committee has the responsibility of gathering the names of potential nominees, screening their qualifications against the current skill and experience needs of the Board and making recommendations to the full Board. All directors are encouraged to identify potential candidates to the Nominating Committee.

Director Retirement Age

There is no retirement policy for directors.

Board Meetings and Agendas

The Board will meet a minimum of four times per year, at least once every quarter, and may call special meetings as required.

The Chair of the Board, in conjunction with the CEO, will develop the agenda for each Board meeting. Under normal circumstances, the agenda and materials for the meeting will be distributed to directors not less than three business days before the meeting. All directors are free to suggest additions to the agenda.

Meetings of Independent Directors

At the end of each Board meeting, the independent directors will meet without the non-independent directors and management being present. This will provide the independent directors with an opportunity to raise and discuss issues that they did not wish to discuss with management present and ensure that the Board functions effectively and independently of management.

Board Information

Reports may be presented during Board meetings by directors, management or staff, or by invited outside advisors. Presentations on specific subjects at Board meetings will briefly summarize the material sent to directors, so as to maximize the time available for discussion on questions regarding the material.

It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it would not be prudent or appropriate to distribute written material in advance.

Non-Directors at Board Meetings

The Board appreciates the value of having certain non-directors, including senior members of management or experts and consultants attend Board meetings when necessary to provide information and opinions to assist the directors in their deliberations.

The Chair of the Board will determine which non-directors will attend Board meetings, and for which agenda items.

Position Descriptions

The Board is responsible for developing clear position descriptions for the Chair of the Board and the chair of each committee of the Board. In addition, the Board, together with the CEO, will develop a clear position description for the CEO, which includes delineating management’s responsibilities. The Board will also develop or approve the corporate goals and objectives that the CEO is responsible for meeting.

Committees

Committees are struck and disbanded at the discretion of the Board, and notwithstanding the mandate of any committee, the members of a committee will hold such office at the pleasure of the Board.

Committees analyze in greater depth policies and strategies developed by management, which are consistent with their mandates. They examine proposals and, where appropriate, make recommendations to the full Board. A committee will operate in accordance with a Board approved written mandate outlining its duties and responsibilities, and will not take action or make decisions on behalf of the Board unless specifically mandated to do so.

Each committee will undertake a comprehensive review of its mandate each year. In addition, each year the Board will review the mandate for all committees to ensure that together they meet the needs of the Company, and will recommend the addition or deletion of committees as necessary.

Board Contact with Senior Management

All of the directors have open access to senior management of the Company. The Board also encourages individual directors to make themselves available for consultation with senior management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

Written communications from directors to members of senior management will be copied to the CEO.

The Board will conduct periodic reviews of its relationship with senior management of the Company.

New Director Orientation

New directors will be provided with a comprehensive orientation program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings and opportunities for meetings and discussion with senior management and other directors. The purpose of such program is to ensure that new directors fully understand the role of the Board and the committees of the Board, as well as the nature and operations of the business of the Company. The details of the orientation of each new director will be tailored to that director’s individual needs and areas of interest and will also include a description of the expected contribution of the new director, including the commitment of time and resources expected.

Continuing Education

Continuing education opportunities will be provided for directors, so that directors may maintain or enhance their skills and abilities as directors and ensure their knowledge and understanding of the Company’s business remains current.

Assessing Performance

The Board has delegated to the Nominating Committee the responsibility for carrying out a review and assessment of the overall performance, effectiveness and contributions of the Board, its committees (other than the Nominating Committee) and individual directors on an annual basis. Such review and assessment will take into account, in the case of the Board or a committee, its mandate and, in the case of an individual director, the applicable position description as well as the competencies and skills each individual director is expected to bring to the Board. The objective of this review will be to facilitate a continuous improvement in the execution of responsibilities of the Board, its committees and individual directors.

The Board will be responsible for carrying out a review and assessment of the overall performance, effectiveness and contributions of the Nominating Committee on an annual basis. Such review and assessment will take into account the mandate of the Nominating Committee. The objective of this review will be to facilitate a continuous improvement in the execution of responsibilities of the Nominating Committee.

Director Compensation

The Corporate Governance and Compensation Committee will review the compensation of the directors each year and will make recommendations to the Board for consideration when it believes changes in compensation are warranted.

Limits to Management Authority

From time to time, the Board may establish limits on management’s authority dependant on the nature and size of proposed transactions. These limits will permit some flexibility within approved budgets, but otherwise must not be exceeded without Board approval.

Oversight of Corporate Governance Practices

The Corporate Governance and Compensation Committee will be responsible for conducting periodic reviews of the Company’s corporate governance policies and making policy recommendations aimed at enhancing Board and committee effectiveness.

The Board will review the disclosure of the Company’s corporate governance practices in any documents in which such disclosure is included.

Outside Advisors for Individual Directors

Occasionally individual directors may need the services of an advisor to assist on matters involving their responsibilities as a Board member. The Board has determined that any director who wishes to engage an outside advisor at the expense of the Company will first obtain the authorization of the Chair of the Board or the Nominating Committee, unless such authorization is expressly permitted by the mandate for the relevant committee of which such director is a member.

General Legal Obligations

The Company is governed by the Business Corporations Act (British Columbia) (the “BCBCA”), which also contains a number of provisions applicable to the Board’s responsibilities. These include:

1.	a duty to manage or supervise the management of the business and affairs of the Company (BCBCA s.136(1));

2.	a duty to act honestly and in good faith with a view to the best interests of the Company (BCBCA s.142(1)(a)); and

3.	a duty to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances (BCBCA s.142(1)(b)).

SCHEDULE C

ADVANCE NOTICE POLICY

INTRODUCTION

Oromin Explorations Ltd. (the “Company”) is committed to: (i) facilitating an orderly and efficient process for the election of directors at general meetings of shareholders; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The purpose of this advance notice policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. This Policy establishes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any general meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any general meeting of shareholders.

It is the position of the board of directors of the Company (the “Board”) that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This Policy will be subject to an annual review by the Board, and will reflect changes as required by securities regulatory authorities or stock exchanges, or so as to meet industry standards from time to time.

NOMINATIONS OF DIRECTORS

1.

Only persons who are eligible under the Business Corporations Act (British Columbia) (the “Act”) and who are nominated in accordance with the following procedures are eligible for election as directors of the Company. At any annual general meeting of shareholders, or at any other general meeting of shareholders if one of the purposes for which the general meeting was called is the election of directors, nominations of persons for election to the Board may only be made:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the Act, or pursuant to a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)	by any person (a “Nominating Shareholder”):

(i)

who, at the close of business on the date of the giving of the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii)	who complies with the notice procedures set forth below in this Policy.

2.

In addition to any other requirements under applicable law, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Company in accordance with paragraph 7.

3.	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made:

(a)

in the case of an annual general meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first Public Announcement (as defined in paragraph 6 of this Policy) of the date of the annual general meeting was made (the “Notice Date”), notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)

in the case of a general meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first Public Announcement of the date of the general meeting of shareholders was made.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof start a new time period for the giving of a Nominating Shareholder’s notice as described above.

4.	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the person;

(ii)

the current principal occupation, business or employment of the person, the name and principal business of any company in which such employment is carried on, and similar information as to all the principal occupations, businesses or employments within the five preceding years;

(iii)

the class or series and number of shares in the capital of the Company which are directly or indirectly controlled or directed or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iv)	such person’s written consent to being named in the information circular as a nominee and to serving as a director if elected); and

(v)

any other information relating to the person that would be required to be disclosed in a information circular or a dissident’s information circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined in paragraph 6 of this Policy); and

(b)

as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s information circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

5.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act or at the discretion of the chair of the meeting. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions of this Policy and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	For the purposes of this Policy:

(a)

“Public Announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com; and

(b)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada.

7.

Notwithstanding any other provision of this Policy, notice given to the Corporate Secretary of the Company pursuant to this Policy may only be given by personal delivery or by facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the mailing address on the Company’s SEDAR profile or sent by facsimile transmission to the fax number on the Company’s SEDAR profile (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on June 11, 2013 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Company present in person or voting by proxy at the next general meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

Please direct all inquiries to:

Questions and Further Assistance
If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact our proxy solicitation agent at:

North American Toll Free Number: 1-866-656-4123
Email: askus@georgeson.com

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class

Holder Account Number

Form of Proxy - Annual General and Special Meeting to be held on Wednesday, July 17, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 AM (Pacific Time) on Monday, July 15, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site:
www.investorvote.com
1-866-732-VOTE (8683) Toll Free	• Smartphone?
Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder
I/We, being holder(s) of Oromin Explorations Ltd. hereby appoint: Chet Idziszek, President of the Company, or failing him, Ian D. Brown, Chief Financial Officer of the Company,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Oromin Explorations Ltd. to be held in the Oceanic Plaza Meeting Room - Pender Level, 1035 West Pender Street, Vancouver, British Columbia, Canada, on July 17, 2013 at 10:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against

1. Number of Directors							☐	☐
To set the number of Directors at seven (7).

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Derek Bartlett	☐	☐	02. Robert H. Brennan	☐	☐	03. Nell M. Dragovan	☐	☐

04. Chet Idziszek	☐	☐	05. Robert Sibthorpe	☐	☐	06. James G. Stewart	☐	☐

07. Douglas Turnbull	☐	☐

							For	Withhold

3. Appointment of Auditors							☐	☐
Appointment of Davidson & Company LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

							For	Against

4. Advance Notice Policy							☐	☐
To consider, and if thought fit, to pass an ordinary resolution to approve the Company’s advance notice policy, as more fully set forth in the information circular accompanying this proxy.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

0 4 7 1 9 6	A R 0	O L E Q

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class

Holder Account Number

Voting Instruction Form (“VIF”) - Annual General and Special Meeting to be held on Wednesday, July 17, 2013

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1.

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.

If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4.

This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6.

When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.

This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.	Your voting instructions will be recorded on receipt of the VIF.

9.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

10.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

11.	This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

VIFs submitted must be received by 10:00 AM (Pacific Time) on Monday, July 15, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site:
www.investorvote.com
1-866-734-VOTE (8683) Toll Free	• Smartphone?
Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder
Management Appointees are: Chet Idziszek, President of the Company, or failing him, Ian D. Brown, Chief Financial Officer of the Company,	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General and Special Meeting of securityholders of Oromin Explorations Ltd. to be held in the Oceanic Plaza Meeting Room - Pender Level, 1035 West Pender Street, Vancouver, British Columbia, Canada, on July 17, 2013 at 10:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against

1. Number of Directors							☐	☐
To set the number of Directors at seven (7).

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Derek Bartlett	☐	☐	02. Robert H. Brennan	☐	☐	03. Nell M. Dragovan	☐	☐

04. Chet Idziszek	☐	☐	05. Robert Sibthorpe	☐	☐	06. James G. Stewart	☐	☐

07. Douglas Turnbull	☐	☐

							For	Withhold

3. Appointment of Auditors							☐	☐
Appointment of Davidson & Company LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

							For	Against

4. Advance Notice Policy							☐	☐
To consider, and if thought fit, to pass an ordinary resolution to approve the Company’s advance notice policy, as more fully set forth in the information circular accompanying this proxy.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.		DD / MM / YY

0 4 7 1 9 6	A R 0	O L E Q

FINANCIAL STATEMENTS REQUEST FORM

NOTICE TO SHAREHOLDERS OF OROMIN EXPLORATIONS LTD.

You may choose to receive the Company’s financial statements by simply completing the information below and returning this notice to the Company.

Offering you the option to receive the Company’s financial statements is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them. Ultimately, the choice is yours. As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company’s financial statements.

Please add my name to the mailing list for the Company so that I may receive the interim financial statements and related MD&A for the ensuing year.

Please add my name to the mailing list for the Company so that I may receive the annual financial statements and related MD&A for the ensuing year.

TO:	OROMIN EXPLORATIONS LTD. (the “Company”)

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Financial Statement Mailing List in respect of its financial statements.

Name (Please print)

Address

City/Province (or State)/Postal Code

Signature of shareholder, or if shareholder is a company, signature of authorized signatory.	Dated

Please complete and return this document as indicated below. As the mailing list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

OROMIN EXPLORATIONS LTD.
2000 – 1055 W. Hastings Street
Vancouver, B.C. V6E 2E9 Canada
Fax: (604) 331-8773

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

E-mail address (optional)